---------------------                                            ------------------------------
FORM 5                                                                    OMB APPROVAL
---------------------                                            ------------------------------
[ ] Check this box if no longer                                  OMB Number: 3235-0362
    subject to Section 16.  Form 4                               Expires: October 31, 2001
    or Form 5 obligations may                                    Estimated average burden hours
    continue. See Instruction 1(b)                               per response.......1.0

[ ] Form 3 Holdings Reported

[X] Form 4 Transaction Reported             U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                       30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------
Name and Address of Reporting Person*                     2. Issuer Name and Ticker or Trading Symbol


Thomas,           J. W.        Nevil                         Elizabeth Arden, Inc.  (RDEN)
-----------------------------------------------------------------------------------------------------------------
  (Last)         (First)      (Middle)                    3. IRS or Social        4. Statement for Month/Year
                                                             Security Number of
                                                             Reporting Person
                                                             (Voluntary)
c/o Bedford Capital Corporation                                                      January 2001
Scotia Plaza, 40 King Street West, Suite 4712                                     -------------------------------
------------------------------------------------                                  5. If Amendment, Date of
                  (Street)                                                           Original (Month/Year)


Toronto,  Ontario   Canada      M5H 3Y2
------------------------------------------------------------------------------------------------------------------
   (City)           (State)     (Zip)

--------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    X   Director                   10% Owner
   ---                       ---
        Officer (give              Other (specify
   ---     title below)      ---    below)


--------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable Line)

    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---
--------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
            Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------
1. Title of Security       2. Trans-   3. Trans-    4. Securities Acquired (A) or  5. Amount of    6. Owner-   7. Nature
   (Instr. 3)                 action      action       Disposed of (D)                Securities      ship        of In-
                              Date        Code         (Instr. 3, 4 and 5)            Beneficially    Form:       direct
                                          (Instr. 8)                                  Owned at        Direct      Bene-
                             (Month/                                                  End of          (D) or      ficial
                                Day/                                                  Month           Indirect    Owner-
                               Year)                                                  (Instr. 3       (I)         ship
                                        ------------------------------------------    and 4)          (Instr. 4)  (Instr.
                                                                                                                   4)
                                                                   (A) or
                                          Code   V       Amount    (D)       Price
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  12/29/00      C             54,568    A      $3.30/sh
                              12/29/00      C             26,369    A      $5.25/sh
                              12/29/00      C             28,147    A      $10.75/sh       129,728         I        (1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  12/29/00      C              2,044    A      $3.30/sh          2,044         I        (5)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                                                                 2,748         I        (6)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value  12/29/00      P             23,256    A      $10.75/sh        26,128         I        (7)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                                                                37,624         D        (6)
---------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                          (Over)                    SEC 1474 (7-96)

Table II -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

- ------------------------------------------------------------------------------------------------------------------
1. Title of   2. Conver-  3. Trans-  4. Transac-    5. Number of       6. Date            7. Title and Amount
   Derivative    sion        action     tion Code      Deriv-             Exercisable        of Underlying
   Security      or          Date       (Instr. 8)     ative              and Expiration     Securities
   (Instr. 3)    Exercise    (Month/                   Securities         Date               (Instr. 3 and 4)
                 Price       Day/                      Acquired (A)       (Month/Day/
                 of          Year)                     or Disposed of     Year)
                 Deriv-                                (D) (Instr. 3, 4
                 ative                                 and 5)
                 Security
                                                                         ----------------------------------------
                                                                         Date      Expira-             Amount
                                                                         Exer-     tion        Title   or
                                        ----------------------------     cisable   Date                Number
                                        Code    V    (A)      (D)                                      of Shares
------------------------------------------------------------------------------------------------------------------
Stock Option (A)  $7.00/sh                                                6/25/97  6/25/06     Common       7,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (A)  $9.38/sh                                                6/20/98  6/20/07     Common       7,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (A)  $16.38/sh                                               6/25/99  6/25/08     Common       7,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (A)  $7.00/sh                                                6/23/00  6/23/09     Common       7,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------
Stock Option (A)  $7.25/sh                                                6/16/01  6/16/10     Common       7,500
                                                                                               Stock
------------------------------------------------------------------------------------------------------------------

Series B Convertible
Preferred Stock   $3.30/sh   12/29/00     C                   54,046     11/30/95  1/31/05     Common      54,046
(2) (4)                                                                                        Stock
------------------------------------------------------------------------------------------------------------------
Series C Convertible
Preferred Stock   $5.25/sh   12/29/00     C                   11,682      4/12/99  1/31/05     Common      11,682
(3)                                                                                            Stock
------------------------------------------------------------------------------------------------------------------
Series B Convertible
Preferred Stock   $3.30/sh   12/29/00     C                    2,044      3/20/96  1/31/05     Common       2,044
(4)                                                                                            Stock
------------------------------------------------------------------------------------------------------------------
Series B Convertible
Preferred Stock   $3.30/sh   12/29/00     C                      241      3/20/96  1/31/05     Common         241
(4)                                                                                            Stock
------------------------------------------------------------------------------------------------------------------
Series B Convertible
Preferred Stock   $3.30/sh   12/29/00     C                       53      4/12/99  1/31/05     Common          53
(4)                                                                                            Stock
------------------------------------------------------------------------------------------------------------------
Series B Convertible
Preferred Stock   $3.30/sh   12/29/00     C                      639      6/06/00  1/31/05     Common         639
(4)                                                                                            Stock
------------------------------------------------------------------------------------------------------------------
Series C Convertible
Preferred Stock   $5.25/sh   12/29/00     C                   14,687      6/06/00  1/31/05     Common      14,687
(4)                                                                                            Stock
------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------
8. Price      9. Number of       10.Owner-       11. Na-
   of            Derivative      ship of             ture
   Deriv-        Securities      Derivative          of
   ative         Beneficially    Security:           Indirect
   Secur-        Owned           Direct              Bene-
   ity           at End          (D) or              ficial
   (Instr        of Month        (I) Indirect        Owner-
   5)            (Instr. 4)      (Instr. 4)          ship (Instr. 4)
----------------------------------------------------------------------
                     7,500            D

----------------------------------------------------------------------
                     7,500            D

----------------------------------------------------------------------
                     7,500            D

----------------------------------------------------------------------
                     7,500            D

----------------------------------------------------------------------
                         0            D

----------------------------------------------------------------------
                         0            I               (1)

----------------------------------------------------------------------
                         0            I               (1)

----------------------------------------------------------------------
                         0            I               (5)

---------------------------------------------------------------------

                         0            D

----------------------------------------------------------------------
                         0            I               (1)

----------------------------------------------------------------------
                         0            I               (1)

----------------------------------------------------------------------
                         0            I               (1)

----------------------------------------------------------------------
Explanation of Responses:
(A)  Option granted pursuant to Issuer's Non-Employee Director Stock Option Plan, exercisable in full one year from the date of grant.
(1)  Beneficially owned by Nevcorp, Inc., a corporation controlled by Mr. Thomas.
(2)  Received in connection with the Merger for equivalent securities of a privately held corporation.
(3)  Received in connection with the Reporting Person's purchase of the Issuer's 8% Secured Subordinated
     Debentures, Series II for $.01 per share.
(4)  Received in connection with Bedford Capital Financial Corporation's plan of distribution.
(5)  These securities are beneficially owned in equal amounts by four trusts for the benefit of
     Mr. Thomas' children and for which Mr. Thomas serves as a co-trustee with his wife.  Mr. Thomas disclaims beneficial ownership of these securities and this filing should not be construed as an admission that Mr. Thomas is the beneficial owner of these securities.
(6)  Mr. Thomas exercised his Option to purchase 53,400 shares of Common Stock by paying the exercise price in cash with respect to 26,700 shares and utilizing the cashless exercise provision with respect to the remaining 26,700 shares, which resulted in an additional 13,400 shares of Common
     Stock being issued.  Of the 40,100 shares issued, 37,300 shares of Common Stock were issued in
     Mr. Thomas' name and 2,800 shares were issued in the name of his wife, Susanne Thomas.
(7)  Beneficially owned by Mr. Thomas' wife, Susanne Thomas.  Mr. Thomas disclaims beneficial ownership of these securities and this filing should not be construed as an admission that Mr. Thomas is the benef8cial owner of these Securities.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


/s/ J. W. Nevil Thomas                       March 15, 2001
------------------------------------         ----------------------------------
**Signature of Reporting Person              Date

                                                                                 Page 2  SEC 1474 (8-96)
